    As filed with the Securities and Exchange Commission on January 31, 2001
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   ----------

                        U.S. RESTAURANT PROPERTIES, INC.
             (Exact name of Registrant as specified in its charter)

           MARYLAND                                      75-2687420
(State or other jurisdiction of               (IRS Employer Identification No.)
 incorporation or organization)

                          12240 INWOOD ROAD, SUITE 300
                               DALLAS, TEXAS 75244
                                 (972) 387-1487
   (Address, including zip code, and telephone number, including area code, of
                    Registrants' principal executive offices)

                                   ----------

                                FRED H. MARGOLIN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          12240 INWOOD ROAD, SUITE 300
                               DALLAS, TEXAS 75244
                                 (972) 387-1487
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   ----------

                                   Copies to:
                             KENNETH L. BETTS, ESQ.
                            LOCKE LIDDELL & SAPP LLP
                          2200 ROSS AVENUE, SUITE 2200
                               DALLAS, TEXAS 75201
                                 (214) 740-8000

                                   ----------

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this Registration Statement.

If the only being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

====================================================================================================================================
                                                   CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
    Title of Each Class of
          Securities                Amount to be           Proposed Maximum           Proposed Maximum Aggregate     Amount of
       to be Registered              Registered       Aggregate Price Per Share(1)          Offering Price        Registration Fee
    ----------------------          ------------      ----------------------------    --------------------------  ----------------
Shares of Common Stock, $.001      592,025 shares              $11.93                          $7,062,859              $1,766
par value per share
====================================================================================================================================

(1) Estimated solely for the purposes of calculating the registration for pursuant to Rule 457(c) based on the high and low sales prices of the common shares on the New York Stock Exchange on January 30, 2001

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                  SUBJECT TO COMPLETION, DATED JANUARY 31, 2001

PROSPECTUS


                        U.S. RESTAURANT PROPERTIES, INC.

                         592,025 SHARES OF COMMON STOCK

                                   ----------


         By this prospectus, our selling stockholder is offering and selling up to 592,025 shares of common stock. We will not receive any proceeds from the sale of shares.

         The selling stockholder may offer the common stock through public or private transactions, on the New York Stock Exchange at the prevailing market price, or at privately negotiated prices. We will pay all of the costs and expenses incurred with the registration of the resale of the common stock under the federal securities laws. The selling stockholder will pay all costs associated with any sales of the common stock, including any discounts, commissions and applicable transfer taxes.

         Our common stock is listed on the New York Stock Exchange under the symbol "USV." On January 30, 2001, the closing sale price on the New York Stock Exchange for our common stock was $11.76 per share.

                                   ----------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES DISCUSSED IN THE PROSPECTUS, NOR HAVE THEY DETERMINED WHETHER THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SELLING SHAREHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.





               The date of this Prospectus is February ____, 2001

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the SEC. This prospectus only provides you with a general description of the securities being offered by the selling shareholder. You should read this prospectus together with the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION" on page 17.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus and may make statements in a prospectus supplement that are "forward-looking" in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus.

         Forward-looking statements are subject to known and unknown risks, uncertainties and other facts that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

o Our inability to effect acquisitions due to limited access to financing. This inability could result in decreased market penetration, adverse effects on results of operations and other adverse results.

o The effect of economic conditions. If an economic downturn occurs, the demand and rents for neighborhood and community shopping centers could fall and adversely affect our financial condition and results of operations. Our financial condition and results of operations could also be adversely affected if our tenants are unable to make lease payments or fail to renew their leases.

o Failure to qualify as a REIT. We elected to be taxed as a REIT for federal income tax purposes for our taxable year ended December 31, 2000, and expect to continue to elect REIT status. Although we believe that we were organized and have been operating in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, we cannot assure you that we will continue to qualify as a REIT.

         Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. If in any taxable year we fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders for computing taxable income and would be subject to federal taxation at regular corporate rates. Unless entitled to statutory relief, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, our ability to make distributions to our stockholders would be adversely affected. See "Federal Income Tax Consequences." -- REIT Qualification" on page 5.

o The cost of capital. Our cost depends on many factors, some of which are beyond our control, including interest rates, ratings, prospects and outlook.

o Actions of our competitors. We seek to remain competitive in the restaurant and service station real estate markets that we currently serve. We do, however, compete with a number of other real estate oriented companies, some of which have greater resources than we do.

o Changes in government regulations, tax rates and similar matters. For example, changes in real estate and zoning laws, environmental uncertainties and natural disasters could adversely affect our financial condition and results of operations.

o        Other risks are detailed in our SEC reports or filings.

         We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

                                   THE COMPANY

         We are a Dallas, Texas-based real estate investment trust (or REIT). As a REIT, we are generally not subject to federal income tax. We are, however, subject to a number of organizational and operational requirements and limitations.

         We focus on acquiring, owning, managing and selectively developing restaurant properties. In addition to our restaurant properties, we acquire strategically located service stations and develop co-branded facilities combining fast food and convenience stores with service station operations in a single site.

         At December 31, 2000, we owned 850 properties in 48 states. We generally lease these properties to fast food and casual dining chain restaurants affiliated with national or regional brands. These brands include:

         o        Burger King(R)

         o        Arby's(R)

         o        Dairy Queen(R)

         o        Hardee's(R)

         o        Chili's(R)

         o        Pizza Hut(R)

         o        Grandy's(R)

         o        Taco Cabana(R)

         Our service stations are affiliated with major oil companies, including Exxon Mobil(R) and Texaco(R). Our leases are generally "triple net leases" which typically require the tenant to be responsible for property operating costs, including property taxes, insurance and maintenance.

         In addition to our ownership of restaurant and service station properties, we selectively provided debt financing to owner/operators of restaurant properties from August 1997 through January 2000.

         We conduct our operations primarily through U.S. Restaurant Properties Operating L.P., a Delaware limited partnership. As a result of the merger of QSV Properties, Inc., the managing partner of our predecessor, with us (described below), at December 31, 2000, we owned a 98.24% limited partnership interest in this operating partnership. The sole general partner of this operating partnership is one of our wholly-owned subsidiaries.

         Effective December 29, 2000, QSV Properties merged into us, and the former stockholders of QSV Properties, who are all members of our board of directors, acquired an aggregate of 2,555,000 shares of our common stock. Of those shares, we issued 1,973,418 shares, of which 1,148,418 shares represented the conversion of operating partnership units owned by QSV Properties and 825,000 shares represented the issuance of the contingent shares relating to an earn out provision in QSV Properties withdrawal agreement entered into with us in October 1997.

         We are a Maryland corporation whose common stock is traded on the New York Stock Exchange under the symbol "USV."

         On January 9, 2001, we paid off our outstanding revolving loan with a net balance of approximately $119,000,000 to a syndicate headed by Union Bank of Switzerland and paid off the $50,000,000 term loan due in approximately one year to a syndicate headed by Credit Lyonnais. The repayment was made with the proceeds from a loan from Bank of America.

         Our principal executive offices are located at 12240 Inwood Road, Suite 300, Dallas, Texas 75244. Our telephone number is (972) 387-1487.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock offered by this prospectus.

                               SELLING STOCKHOLDER

         The following list sets forth (1) the name of the selling stockholder;
(2) the amount of shares beneficially owned by the selling stockholder before this offering; and (3) the amount of shares being offered hereunder for the selling stockholder's account.

We granted registration rights to the selling stockholder in connection with the merger of QSV Properties with us which was effected on December 29, 2000.

                                             Shares Owned Before         Shares Offered In        Shares Owned After
Name                                            this Offering              this Offering           this Offering(2)
----                                         -------------------         -----------------        ------------------
Robert J. Stetson                                797,957(1)                   592,025                  205,932(1)

----------
(1) Includes 29,077 shares issuable upon the exercise of options issued to Mr. Stetson under our Flexible Incentive Plan.

(2)      Assumes that all of the shares being offered hereunder will be sold.


                              PLAN OF DISTRIBUTION

         The selling stockholder may offer the common stock through public or private transactions, on the New York Stock Exchange at the prevailing market price, or at privately negotiated or fixed prices. We will pay all of the costs and expenses incurred with the registration of the resale of the common stock under the Securities Act. If the selling stockholder uses a broker-dealer to sell its common stock, either the selling stockholder or the purchasers will pay all costs associated with any sales of the common stock, including any discounts, commissions and applicable transfer or income taxes.

                         FEDERAL INCOME TAX CONSEQUENCES

GENERAL

         The following summary of material federal income tax consequences that may be relevant to a holder of common stock is based on current law, is for general information only and is not intended as tax advice. The following discussion, which is not exhaustive of all possible tax consequences, does not include a detailed discussion of any state, local or foreign tax consequences. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to specific stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States and stockholders holding securities as part of a conversion transaction, a hedging transaction or as a position in a straddle for tax purposes) who are subject to special treatment under the federal income tax laws.

         The statements in this discussion are based on current provisions of the Code, existing, temporary and currently proposed Treasury Regulations under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this prospectus with respect to transactions entered into or contemplated prior to the effective date of those changes. Any change could apply retroactively to transactions preceding the date of the change. We do not plan to request any rulings from the IRS concerning our tax treatment and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or that a challenge will not be sustained by a court.

         THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF ANY PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

         We have elected to be treated as a REIT under Sections 856 through 860 of the Code for federal income tax purposes commencing with our taxable year ended December 31, 1997. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot, however, assure you that the REIT requirements will be met in the future.

         Locke Liddell & Sapp LLP, our legal counsel, has stated that it is their opinion that we qualified as a REIT under the Code for our taxable year ended December 31, 1999, we have been organized and our manner of operation has been in conformity with the requirements for qualification and taxation as a REIT as of December 29, 2000 and that our proposed manner of operation and diversity of equity ownership should enable us to continue to satisfy the requirements for qualification as a REIT if we operate in accordance with the method of operations described herein including our representations concerning our intended method of operation described herein and in the representation letter described below. However, you should be aware that opinions of counsel are not binding on the IRS or on the courts, and, if the IRS were to challenge these conclusions, no assurance can be given that these conclusions would be sustained in court. The stated opinion of Locke Liddell & Sapp LLP is based on various assumptions as well as on representations made by us as to factual matters, including representations described in this prospectus and a factual representation letter provided by us. The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results, asset diversification, distribution levels and diversity of stock ownership. Locke Liddell & Sapp LLP will not monitor our compliance with these requirements. While we expect to satisfy these tests, and will use our best efforts to do so, no assurance can be given that we will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect us and our stockholders. See "--Failure to Qualify as a REIT." The following is a summary of the material federal income tax considerations affecting us as a REIT and our stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

REIT QUALIFICATION

         We must be organized as an entity that would, if we do not maintain our REIT status, be taxable as a regular corporation. We cannot be a financial institution or an insurance company. We must be managed by one or more directors. Our taxable year must be the calendar year. Our beneficial ownership must be evidenced by transferable shares. Our capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. Not more than 50% of the value of the shares of our capital stock may be held, directly or indirectly, applying the applicable constructive ownership rules of the Code, by five or fewer individuals at any time during the last half of each of our taxable years. We must also meet other tests, described below, regarding the nature of our income and assets and the amount of our distributions.

         Our outstanding common stock is owned by a sufficient number of investors and in appropriate proportions to permit us to satisfy the stock ownership requirements described above. To protect against violations of these stock ownership requirements, our articles of incorporation provide that no person is permitted to own, applying constructive ownership tests set forth in the Code, more than 9.8% of the outstanding common stock (except for Pacific Life which can own up to 12% of our common stock) or 9.8% of the outstanding preferred stock. In addition, our articles of incorporation contain restrictions on transfers of capital stock, as well as provisions that automatically convert shares of stock into excess stock to the extent that the ownership otherwise might jeopardize our REIT status. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the stock ownership requirements. If we fail to satisfy these stock ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the 50% requirement described above, we will be treated as having met this requirement. See the section below entitled "Failure to Qualify as a REIT."

         To monitor our compliance with the share ownership requirements, we are required to and we do maintain records disclosing the actual ownership of shares of common stock. To do so, we will demand written statements each year from the record holders of the percentages of shares in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand will be maintained as part of our records. Stockholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing, among other things, the actual ownership of the shares.

         We currently satisfy, and expect to continue to satisfy, each of the requirements discussed above. We also currently satisfy, and expect to continue to satisfy, the requirements that are separately described below concerning the nature and amounts of our income and assets and the levels of required annual distributions.

         SOURCES OF GROSS INCOME. In order to qualify as a REIT for a particular year, we also must meet two tests governing the sources of our income - a 75% gross income test and a 95% gross income test. These tests are designed to ensure that a REIT derives its income principally from passive real estate investments. The Code allows a REIT to own and operate a number of its properties through wholly-owned subsidiaries which are "qualified REIT subsidiaries." The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT.

         In the case of a REIT which is a partner in a partnership or any other entity that is treated as a partnership for federal income tax purposes, the Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership. Also, the REIT will be deemed to be entitled to its proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of U.S. Restaurant Properties Operating L.P. (including U.S. Restaurant Properties Operating L.P.'s share of these items for any partnership in which it owns an interest) are treated as our assets and items of income for purposes of applying the requirements described in this prospectus, including the income and asset tests described below. We have included a brief summary of the rules governing the federal income taxation of partnerships and their partners below in "--Tax Aspects of the Partnerships." We have control of U.S. Restaurant Properties Operating L.P. through ownership of its general partner and will continue to operate it in a manner consistent with the requirements for qualification as a REIT.

         75% GROSS INCOME TEST. At least 75% of a REIT's gross income for each taxable year must be derived from specified classes of income that principally are real estate related. The permitted categories of principal importance to us are:

         (1)      rents from real property;

         (2)      interest on loans secured by real property;

         (3) gain from the sale of real property or loans secured by real property, excluding gain from the sale of property held primarily for sale to customers in the ordinary course of our business;

         (4) income from the operation and gain from the sale of property acquired in connection with the foreclosure of a mortgage securing that property;

         (5) distributions on, or gain from the sale of, shares of other qualifying REITs;

         (6)      abatements and refunds of real property taxes;

         (7) amounts received as consideration for entering into agreements to make loans secured by real property or to purchase or lease real property; and

         (8)      "qualified temporary investment income" (described below).

         In evaluating our compliance with the 75% gross income test, as well as the 95% gross income test described below, gross income does not include gross income from "prohibited transactions." In general, a prohibited transaction is one involving a sale of property held primarily for sale in the ordinary course of our business, not including property acquired through foreclosure, and sometimes not including property we have held for at least four years.

         We expect that substantially all of our operating gross income will be considered rent from real property and interest income. Rent from real property is qualifying income for purposes of the gross income tests only if specific conditions are satisfied. Rent from real property includes charges for services customarily rendered to tenants and rent attributable to personal property leased together with the real property, so long as the personal property rent is not more than 15% of the total rent received or accrued under the lease for the taxable year. Beginning in 2001, the basis for determining whether more than 15% of the rents received by a REIT from a property is attributable to personal property is based upon a comparison of the fair market value of the personal property leased by the tenant as compared to the fair market value of all of the property leased by the tenant, rather than the method that applies before 2001 which is based upon the adjusted basis of such personal property compared to the adjusted basis of all such property. See "--Recent Legislation." We do not expect to earn material amounts in these categories.

         Rent from real property generally does not include rent based on the income or profits derived from the property. However, rent based on a percentage of gross receipts or sales is permitted as rent from real property, and we will have leases where rent is based on a percentage of gross receipts or sales. We generally do not intend to lease property and receive rentals based on the tenant's income or profit, except in limited cases which should not jeopardize our status as a REIT. Also excluded from "rents from real property" is rent received from a person or corporation in which we (or any of our 10% or greater owners) directly or indirectly through the constructive ownership rules contained in Section 318 and Section 856(d)(5) of the Code, own a 10% or greater interest. In 1999 and prior years, we received some rental income from tenants of which we constructively owned a 10% or greater interest, but not in amounts sufficient to jeopardize our status as a REIT.

         A third exclusion from qualifying rent income covers amounts received with respect to real property if we furnish services to the tenants or manage or operate the property, other than through an "independent contractor" from whom we do not derive any income. The obligation to operate through an independent contractor generally does not apply, however, if the services we provide are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered rendered primarily for the convenience of the tenant (applying standards that govern in evaluating whether rent from real property would be unrelated business taxable income when received by a tax exempt owner of the property). Further, if the value of the non-customary service income with respect to a property, valued at no less than 150% of our direct cost of performing those services, is 1% or less of the total income derived from the property, then the provision of these non-customary services shall not prohibit the rental income (except the non-customary service income) from qualifying as "rents from real property."

         We will, in most instances, directly operate and manage our assets without using an "independent contractor." We believe that the only material services generally to be provided to tenants will be those usually or customarily rendered in connection with the rental of space for occupancy only. We do not intend to provide services that might be considered rendered primarily for the convenience of the tenants, including hotel, health care or extensive recreational or social services. Consequently, we believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be included under that test.

         Upon the ultimate sale of our properties, any gains realized also are expected to constitute qualifying income, as gain from the sale of real property (not involving a prohibited transaction).

         95% GROSS INCOME TEST. In addition to earning 75% of our gross income from the sources listed above, 95% of our gross income for each taxable year must come either from those sources, or from dividends, interest or gains from the sale or other disposition of stock or other securities that do not constitute property held primarily for sale in the ordinary course of our business. This test permits a REIT to earn a significant portion of its income from traditional "passive" investment sources that are not necessarily real estate related. The term "interest" (under both the 75% and 95% tests) does not include amounts that are based on the income or profits of any person, unless the computation is based only on a fixed percentage of receipts or sales.

         FAILING THE 75% OR 95% TESTS; REASONABLE CAUSE. As a result of the 75% and 95% tests, REITs generally are not permitted to earn more than 5% of their gross income from active sources, including brokerage commissions or other fees for services rendered. From time to time, we may receive that income. This type of income will not qualify for the 75% test or 95% test but is not expected to be significant and that income, together with other nonqualifying income (including rent from related party tenants, as discussed above), is expected to be at all times less than 5% of our annual gross income. While we do not anticipate that we will earn substantial amounts of nonqualifying income, if nonqualifying income exceeds 5% of our gross income, we could lose our status as a REIT. We may establish one or more corporate subsidiaries. The gross income generated by these subsidiaries would not be included in our gross income. However, dividends we receive from these subsidiaries would be included in our gross income and qualify for the 95% income test.

         If we fail to meet either the 75% or 95% income tests during a taxable year, we may still qualify as a REIT for that year if (1) we report the source and nature of each item of our gross income in our federal income tax return for that year; (2) the inclusion of any incorrect information in our return is not due to fraud with intent to evade tax; and (3) the failure to meet the tests is due to reasonable cause and not to willful neglect. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive causes us to exceed the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed below, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income. We would be subject to a 100% tax based on the greater of the amount by which we fail either the 75% or 95% income tests for that year. See "--Taxation as a REIT."

         PROHIBITED TRANSACTION INCOME. Any gain that we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including our share of any gain realized by U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships), will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning their properties, and to make occasional sales of the properties as are consistent with their investment objectives. The IRS may contend, however, that one or more of these sales is subject to the 100% penalty tax.

         CHARACTER OF ASSETS OWNED. At the close of each calendar quarter of our taxable year, we also must meet two tests concerning the nature of our investments. First, at least 75% of the value of our total assets generally must consist of real estate assets, cash, cash items (including receivables) and government securities. For this purpose, "real estate assets" include interests in real property, interests in loans secured by mortgages on real property or by interests in real property, shares in other REITs and options, but excluding mineral, oil or gas royalty interests. The temporary investment of new capital in debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date we receive the new capital. Second, although the balance of our assets generally may be invested without restriction, we will not be permitted to own (1) securities of any one non-governmental issuer that represent more than 5% of the value of our total assets, (2) more than 10% of the outstanding voting securities of any single issuer or (3) beginning in 2001, more than 10% of the total value of the outstanding securities of any one issuer. However, beginning in 2001, we are not constrained by these limitations if the issuer is a taxable REIT subsidiary. See "--Recent Legislation." A REIT, however, may own 100% of the stock of a qualified REIT subsidiary, in which case the assets, liabilities and items of income, deduction and credit of the subsidiary are treated as those of the REIT. In evaluating a REIT's assets, if the REIT invests in a partnership, it is deemed to own its proportionate share of the assets of the partnership.

         After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter or increase our interests in U.S. Restaurant Properties Operating L.P., we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to take all action within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

         ANNUAL DISTRIBUTIONS TO STOCKHOLDERS. To maintain our REIT status, we generally must distribute as a dividend to our stockholders in each taxable year at least 95% (90% beginning in 2001) of our net ordinary income. Capital gain is not required to be distributed. More precisely, we must distribute an amount equal to (1) 95% (90% beginning in 2001) of the sum of (a) our "REIT taxable income" before deduction of dividends paid and excluding any net capital gain and (b) any net income from foreclosure property less the tax on that income, minus (2) limited categories of "excess noncash income," including, income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount income. REIT taxable income is defined to be a modified form of the taxable income of the REIT, computed as if it were an ordinary corporation. For example, taxable income is modified in that the deduction for dividends paid is allowed, but neither net income from property acquired through foreclosure, nor net income from prohibited transactions, is included. In addition, the REIT may carry over, but not carry back, a net operating loss for 20 years following the year in which it was incurred.

         A REIT may satisfy the distribution test with dividends paid during the taxable year and with dividends paid after the end of the taxable year if they meet the following tests. Dividends paid in January that were declared during the last calendar quarter of the prior year and were payable to stockholders of record on a date during the last calendar quarter of that prior year are treated as paid on December 31 of the prior year. Other dividends declared before the due date of our tax return for the taxable year, including extensions, also will be treated as paid in the prior year if they are paid (1) within 12 months of the end of that taxable year and (2) no later than our next regular distribution payment. Dividends that are paid after the close of a taxable year that do not qualify under the rule governing payments made in January (described above) will be taxable to the stockholders in the year paid, even though we may take them into account for a prior year. A nondeductible excise tax equal to 4% will be imposed for each calendar year to the extent that dividends declared and distributed or deemed distributed before December 31 are less than the sum of
(a) 85% of our "ordinary income" plus (b) 95% of our capital gain net income plus (c) any undistributed income from prior periods.

         To be entitled to a dividends paid deduction, the amount distributed by a REIT must not be preferential. For example, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class.

         We will be taxed at regular corporate rates to the extent that we retain any portion of our taxable income. For example, in 2001 if we distribute only the required 90% of our taxable income, we would be taxed on the retained 10%. Occasionally, we may not have sufficient cash or other liquid assets to meet the distribution requirement. This could arise because of competing demands for our funds, or due to timing differences between tax reporting and cash receipts and disbursements (i.e., income may have to be reported before cash is received, or expenses may have to be paid before a deduction is allowed). Although we do not anticipate any difficulty in meeting this requirement, no assurance can be given that necessary funds will be available. In the event these circumstances do occur, then, in order to meet the distribution requirement, we may cause our operating partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

         If we fail to meet the distribution requirement because of an adjustment to our taxable income by the IRS, we may be able to cure the failure retroactively by paying a "deficiency dividend," as well as applicable interest and penalties, within a specified period.

TAXATION AS A REIT

         As a REIT, we generally will not be subject to corporate income tax to the extent we currently distribute our REIT taxable income to our stockholders. This treatment effectively eliminates the "double taxation" imposed on investments in most corporations. Double taxation refers to taxation that occurs once at the corporate level when income is earned and once again at the stockholder level when that income is distributed. We generally will be taxed only on the portion of our taxable income that we retain, which will include any undistributed net capital gain, because we will be entitled to a deduction for dividends paid to stockholders during the taxable year. A dividends paid deduction is not available for dividends that are considered preferential within any given class of shares or as between classes except to the extent that class is entitled to a preference. We do not anticipate that we will pay any of those preferential dividends. Because excess stock will represent a separate class of outstanding shares, the fact that those shares will not be entitled to dividends should not adversely affect our ability to deduct our dividend payments.

         Even as a REIT, we will be subject to tax in the following circumstances:

                  (1) we would be subject to tax on any income or gain from property acquired through foreclosure at the highest corporate rate (currently 35%);

                  (2) a confiscatory tax of 100% applies to any net income from prohibited transactions which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business;

                  (3) if we fail to meet either the 75% or 95% source of income tests described above, but still qualify for REIT status under the reasonable cause exception to those tests, a 100% tax would be imposed equal to the amount obtained by multiplying (a) the greater of the amount, if any, by which it failed either the 75% income test or the 95% income test, times (b) a fraction intended to reflect our profitability;

                  (4) we will be subject to the alternative minimum tax on items of tax preference, excluding items specifically allocable to our stockholders;

                  (5) if we should fail to distribute with respect to each calendar year at least the sum of (a) 85% of our REIT ordinary income for that year, (b) 95% of our REIT capital gain net income for that year, and (c) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed;

                  (6) we also may be taxed at the highest regular corporate tax rate on any built-in gain attributable to assets that we acquire in specific tax-free corporate transactions, to the extent the gain is recognized during the first ten years after we acquire those assets. Built-in gain is the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the beginning of the ten-year recognition period. The results described in this paragraph with respect to the recognition of built-in gain assume that we will make an election pursuant to the temporary regulations; and

                  (7) we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

FAILURE TO QUALIFY AS A REIT

         For any taxable year in which we fail to qualify as a REIT and applicable relief provisions are not available, we would be taxed at regular corporate rates, including alternative minimum tax rates on all of our taxable income. Distributions to our stockholders would not be deductible in computing that taxable income, and distributions would no longer be required to be made. Any corporate level taxes generally would reduce the amount of cash available for distribution to our stockholders and, because the stockholders would continue to be taxed on the distributions they receive, the net after tax yield to the stockholders from their investment likely would be reduced substantially. As a result, failure to qualify as a REIT during any taxable year could have a material adverse effect on an investment in our common stock or preferred stock. If we lose our REIT status, unless relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year which begins after the taxable year during which our election was terminated. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

TAX ASPECTS OF THE PARTNERSHIPS

         Substantially all of our investments are held indirectly through U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships and single member limited liability companies. In general, these are all "pass-through" entities which are not subject to federal income tax. Rather, partners or members are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners or members receive a distribution from the entity. We will include in our income our proportionate share of these items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by U.S. Restaurant Properties Operating L.P. and its subsidiaries.

         Our interests in U.S. Restaurant Properties Operating L.P. and its subsidiaries involve special tax considerations, including the possibility that the IRS might challenge the status of U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships as partnerships (as opposed to associations taxable as corporations) for federal income tax purposes. If U.S. Restaurant Properties Operating L.P. or any of its subsidiary partnerships were treated as an association, that entity would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In that situation, the character of our assets and items of gross income would change. A reclassification could prevent us from satisfying the REIT income tests. More important, a reclassification would prevent us from satisfying the asset tests if we were viewed as owning 10% of the voting securities of any issuer or if the 5% asset test was violated. This, in turn, would prevent us from qualifying as a REIT. In addition, a change in the tax status of U.S. Restaurant Properties Operating L.P. or a subsidiary might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

         Treasury Regulations that apply for tax periods beginning on or after January 1, 1997, provide that a domestic business entity not otherwise organized as a corporation and which has at least two members (an "eligible entity") may elect to be treated as a partnership for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. U.S. Restaurant Properties Operating L.P. and its subsidiaries have consistently claimed and intend to claim classification as partnerships under the final regulations and have not elected otherwise, and, as a result, we believe these partnerships will be classified as partnerships for federal income tax purposes.

         Even if U.S. Restaurant Properties Operating L.P. is taxable as a partnership under these Treasury Regulations, it could be treated as a corporation under the publicly traded partnership rules of Section 7704 of the Code. A partnership may avoid the application of the publicly traded partnership rules if 90% of its income is qualifying income. Qualifying income includes rents from real property and interest. We anticipate that we will satisfy the 90% qualifying income test. However, the REIT rules and the publicly traded partnership rules use different standards to determine what qualifies as rents from real property. Therefore, we will need to monitor compliance with both the REIT rules and the publicly traded partnership rules.

         The Treasury Regulations described above also provide that an eligible entity with a single owner can elect to be disregarded as an entity separate from its owner. In fact, this type of entity formed after January 1, 1997 will be disregarded as an entity separate from its owner unless it elects otherwise. U.S. Restaurant Properties Operating L.P. has consistently claimed and intends to claim classification of its single member limited liability companies as disregarded entities under the final regulations, and, as a result, we believe these entities will be classified as disregarded entities for federal income tax purposes.

         A partnership agreement will generally determine the allocation of income and losses among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of
Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) and the Treasury Regulations require that partnership allocations respect the economic arrangement of the partners.

         If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to that item. U.S. Restaurant Properties Operating L.P.'s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

         Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution. We refer to this difference as a "book-tax difference." These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The partnership agreement of U.S. Restaurant Properties Operating L.P. requires that these allocations be made in a manner consistent with Section 704(c) of the Code.

         In general, the partners of U.S. Restaurant Properties Operating L.P. who acquired their limited partnership interests through a contribution of appreciated property will be allocated depreciation deductions for tax purposes which are lower than these deductions would have been if they had been determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a book-tax difference, all income attributable to the book-tax difference will generally be allocated to the limited partner who contributed the property, and we will generally be allocated only our share of capital gains attributable to appreciation, if any, occurring after the date of contribution. These allocations will tend to eliminate the book-tax difference over the life of U.S. Restaurant Properties Operating L.P. However, the special allocation rules of Section 704(c) do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction including a sale. Thus, the carryover basis of the contributed assets in the hands of U.S. Restaurant Properties Operating L.P. may cause us or other partners to be allocated lower depreciation and other deductions. We could possibly be allocated an amount of taxable income in the event of a sale of contributed assets in excess of the economic or book income allocated to us or other partners as a result of the sale. An allocation might cause us or other partners to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with our U.S. Restaurant Properties Operating L.P. distribution requirements.

         Any property acquired by U.S. Restaurant Properties Operating L.P. in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

         Except as discussed below, distributions generally will be taxable to taxable U.S. stockholders as ordinary income to the extent of our current or accumulated earnings and profits. We may generate cash in excess of our net earnings. If we distribute cash to stockholders in excess of our current and accumulated capital earnings and profits (other than as a capital gain dividend), the excess cash will be deemed to be a return of capital to each stockholder to the extent of the adjusted tax basis of the stockholder's shares. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the shares of stock. A stockholder who has received a distribution in excess of our current and accumulated earnings and profits may, upon the sale of the shares, realize a higher taxable gain or a smaller loss because the basis of the shares as reduced will be used for purposes of computing the amount of the gain or loss. Distributions we make, whether characterized as ordinary income or as capital gains, are not eligible for the dividends received deduction for corporations. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding preferred stock, if any, and then to the common stock.

         Dividends we declare in October, November or December of any year and payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

         Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. stockholders as gains from the sale or disposition of a capital asset to the extent that they do not exceed our actual net capital gain for the taxable year. Depending on the period of time the tax characteristics of the assets which produced these gains, and on designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of capital gain dividends as ordinary income.

         We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would:

     o include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

     o be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder's long-term capital gains;

     o   receive a credit or refund for the amount of tax deemed paid by it;

     o increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

     o in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

         Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as income from a passive activity, within the meaning of Section 469 of the Code, since income from a passive activity generally does not include dividends and gain attributable to the disposition of property that produces dividends. As a result, U.S. stockholders subject to the passive activity rules will generally be unable to apply any "passive losses" against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will sometimes not be treated as investment income.

         Generally, gain or loss realized by a stockholder upon the sale of common stock or preferred stock will be reportable as capital gain or loss. If a stockholder receives a long-term capital gain dividend from us and has held the shares of stock for six months or less, any loss incurred on the sale or exchange of the shares is treated as a long-term capital loss to the extent of the corresponding long-term capital gain dividend received.

         In any year in which we fail to qualify as a REIT, the stockholders generally will continue to be treated in the same fashion described above, except that none of our dividends will be eligible for treatment as capital gains dividends, corporate stockholders will qualify for the dividends received deduction and the stockholders will not be required to report any share of our tax preference items.

RECENT LEGISLATION

         The rules dealing with Federal income taxation are constantly under review by Congress, the IRS and the Treasury Department. For example, on December 17, 1999, the President signed into law the Ticket to Work and Work Incentives Improvement Act of 1999, which contains changes in federal income tax laws that were effective January 1, 2001.

Under this new legislation, REITs may own stock in "taxable REIT subsidiaries," corporations that may provide services to tenants of the REIT and others without disqualifying the rents that the REIT receives from its tenants. A taxable REIT subsidiary is a corporation in which a REIT owns stock, directly or indirectly, and with respect to which the corporation and the REIT have made a joint election to treat the corporation as a taxable REIT subsidiary. Although a REIT may own up to 100% of the stock of a taxable REIT subsidiary, (i) the value of all securities in taxable REIT subsidiaries held by the REIT may not exceed 20% of the value of the total assets of the REIT; and (ii) any dividends received by the REIT from its taxable REIT subsidiaries will not constitute qualifying income under the 75% income test. In addition, the new legislation limits the deduction of interest paid by a taxable REIT subsidiary to the REIT and limits the amount of rental payments that may be made by a taxable REIT subsidiary to the REIT.

         The new legislation imposes a tax on a REIT equal to 100% of redetermined rents, redetermined deductions and excess interest. Redetermined rents are generally rents from real property which would otherwise be reduced on distribution, apportionment or allocation to clearly reflect income as a result of services furnished or rendered by a taxable REIT subsidiary to tenants of the REIT. There are a number of exceptions with regard to redetermined rents, which are summarized below.

o Redetermined rents do not include amounts received directly or indirectly by a REIT for customary services.

o Redetermined rents do not include de minimus payments received by the REIT with respect to non-customary services rendered to the tenants of a property owned by the REIT that do not exceed 1% of all amounts received by the REIT with respect to the property.

o The redetermined rent provisions do not apply with respect to any services rendered by a taxable REIT subsidiary to the tenants of the REIT, as long as the taxable REIT subsidiary renders a significant amount of similar services to persons other than the REIT and to tenants who are unrelated to the REIT or the taxable REIT subsidiary or the REIT tenants, and the charge for these services is substantially comparable to the charge for similar services rendered to such unrelated persons.

o The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to a tenant of a REIT if the rents paid by tenants leasing at least 25% of the net leasable space in the REIT's property who are not receiving such services are substantially comparable to the rents paid by tenants leasing comparable space who are receiving the services and the charge for the services is separately stated.

o The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to tenants of a REIT if the gross income of the taxable REIT subsidiary from these services is at least 150% of the taxable REIT subsidiary's direct cost of rendering the services.

o The Secretary has the power to waive the tax that would otherwise be imposed on redetermined rents if the REIT establishes to the satisfaction of the Secretary that rents charged to tenants were established on an arms' length basis even though a taxable REIT subsidiary provided services to the tenants.

         Redetermined deductions are deductions, other than redetermined rents, of a taxable REIT subsidiary if the amount of these deductions would be decreased on distribution, apportionment or allocation to clearly reflect income between the taxable REIT subsidiary and the REIT. Excess interest means any deductions for interest payments made by a taxable REIT subsidiary to the REIT to the extent that the interest payments exceed a commercially reasonable rate of interest.

         Under the new legislation, a REIT is prohibited from owning more than 10%, by vote or by value, of the securities, other than specified debt securities, of a non-REIT C corporation. This does not, however, apply to taxable REIT subsidiaries, qualified REIT subsidiaries and non-qualified corporate subsidiaries in which the REIT does not own more than 10% of the voting securities, provided the non-qualified subsidiary was established on or before July 12, 1999, does not engage in a new line of business or acquire any substantial asset (other than pursuant to a binding contract in effect as of July 12, 1999, a tax-free exchange, an involuntary conversion or a reorganization with another non-qualified corporate subsidiary) and the REIT does not acquire any new securities in such subsidiary (other than pursuant to a binding contract in effect as of July 12, 1999 or a reorganization with another non-qualified corporate subsidiary). Under the new legislation, a REIT may convert existing non-qualified corporate subsidiaries into taxable REIT subsidiaries in a tax-free reorganization at any time prior to January 1, 2004.

         Under the new legislation, the basis for determining whether more than 15% of the rents is received by a REIT from a property are attributable to personal property is based upon a comparison of the fair market value of the personal property leased by the tenant as compared to the fair market value of all of the property leased by the tenant, rather than the adjusted basis of such personal property compared to the adjusted basis of all such property.

         Changes to the Federal laws and interpretations thereof could adversely affect the tax consequences of an investment in our common shares. We cannot predict whether, when, in what forms, or with what effective dates, these or any other provisions could become effective.

BACKUP WITHHOLDING

         We will report to our stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. If a stockholder is subject to backup withholding, we will be required to deduct and withhold from any dividends payable to that stockholder a tax of 31%. These rules may apply (1) when a stockholder fails to supply a correct taxpayer identification number, (2) when the IRS notifies us that the stockholder is subject to the rules or has furnished an incorrect taxpayer identification number, or (3) in the case of corporations or others within exempt categories, when they fail to demonstrate that fact when required. A stockholder that does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld as backup withholding may be credited against the stockholder's federal income tax liability. We also may be required to withhold a portion of capital gain distributions made to stockholders who fail to certify their non-foreign status.

         The United States Treasury has recently issued final regulations regarding the withholding and information reporting rules discussed above. In general, these final regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and clarify reliance standards. These final regulations are general but unify current certification procedures and clarify reliance standards. Prospective investors should consult their own tax advisors concerning the adoption of these final regulations and the potential effect on their ownership of common stock or preferred stock.

TAXATION OF TAX EXEMPT ENTITIES

         In general, a tax exempt entity that is a stockholder will not be subject to tax on distributions or gain realized on the sale of shares. In Revenue Ruling 66-106, the IRS confirmed that a REIT's distributions to a tax exempt employees' pension trust did not constitute unrelated business taxable income. A tax exempt entity may be subject to unrelated business taxable income, however, to the extent that it has financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code. The Revenue Reconciliation Act of 1993 has modified the rules for tax exempt employees' pension and profit sharing trusts which qualify under Section 401(a) of the Code and are exempt from tax under Section 501(a) of the Code for tax years beginning after December 31, 1993. In determining the number of stockholders a REIT has for purposes of the "50% test" described above under "--REIT Qualification," generally, any stock held by one of these trusts will be treated as held directly by its beneficiaries in proportion to their interests in the trust and will not be treated as held by the trust.

         One of these trusts owning more than 10% of a REIT may be required to treat a percentage of dividends from the REIT as unrelated business taxable income. The percentage is determined by dividing the REIT's gross income (less direct expenses related thereto) derived from an unrelated trade or business for the year (determined as if the REIT were one of these trusts) by the gross income of the REIT for the year in which the dividends are paid. However, if this percentage is less than 5%, dividends are not treated as unrelated business taxable income. These unrelated business taxable income rules apply only if the REIT qualifies as a REIT because of the change in the 50% test discussed above and if the trust is "predominantly held" by these trusts. A REIT is predominantly held by these trusts if at least one pension trust owns more than 25% of the value of the REIT or a group of pension trusts each owning more than 10% of the value of the REIT collectively own more than 50% of the value of the REIT. We do not currently meet either of these requirements.

         For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our capital stock will constitute unrelated business taxable income unless the organization is able to deduct an amount properly set aside or placed in reserve for specific purposes so as to offset the unrelated business taxable income generated by the investment in our capital stock. These prospective investors should consult their own tax advisors concerning the "set aside" and reserve requirements.

TAXATION OF FOREIGN INVESTORS

         The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders are complex and no attempt will be made herein to provide more than a summary of these rules. Prospective non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares of common stock or preferred stock, including any reporting requirements, as well as the tax treatment of an investment under the laws of their home country.

         Dividends that are not attributable to gain from any sales or exchanges we make of United States real property interests and which we do not designate as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Those dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the common stock or preferred stock is treated as effectively connected with the non-U.S. stockholder's conduct of a United States trade or business, the non-U.S. stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to those dividends, and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation. For withholding tax purposes, we are currently required to treat all distributions as if made out of our current and accumulated earnings and profits and thus we intend to withhold at the rate of 30%, or a reduced treaty rate if applicable, on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. stockholder unless (1) the non-U.S. stockholder files on IRS Form 1001 claiming that a lower treaty rate applies or (2) the non-U.S. stockholder files an IRS Form 4224 claiming that the dividend is effectively connected income. For all payments made on or after January 1, 2001, IRS Forms 1001 and 4224 are replaced by IRS Forms W-8BEN and W-8ECI, respectively.

         Under certain Treasury Regulations, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. Dividends in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of those shares. To the extent that those dividends exceed the adjusted basis of a non-U.S. stockholder's shares of stock, they will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a dividend is paid whether or not a dividend will be in excess of current and accumulated earnings and profits, the dividend will be subject to withholding. We do not intend to make quarterly estimates of that portion of dividends that are in excess of earnings and profits, and, as a result, all dividends will be subject to withholding. However, the non-U.S. stockholder may seek a refund of those amounts from the IRS.

         For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of United States real property interests will be taxed to a non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980. Under this act, those dividends are taxed to a Non-U.S. stockholder as if the gain were effectively connected with a United States business. Non-U.S. stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, dividends subject to this act may be subject to a 30% branch profits tax in the hands of a corporate non-U.S. stockholder not entitled to treaty exemption. We are required by the Code and applicable Treasury Regulations to withhold 35% of any dividend that could be designated as a capital gain dividend. This amount is creditable against the non-U.S. stockholder's tax liability under this act.

         Gain recognized by a non-U.S. stockholder upon a sale of shares generally will not be taxed under this act if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is currently anticipated that we will be a "domestically controlled REIT," and therefore the sale of shares will not be subject to taxation under this act. Because the shares of common stock will be publicly traded, however, no assurance can be given that we will remain a "domestically controlled REIT." However, gain not subject to this act will be taxable to a non-U.S. stockholder if (1) investment in the shares of common stock or preferred stock is effectively connected with the non-U.S. stockholder's United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to that gain, and may also be subject to the 30% branch profits tax in the case of a corporate non-U.S. stockholder, or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% withholding tax on the individual's capital gains. If we were not a domestically controlled REIT, whether or not a non-U.S. stockholder's sale of shares of common stock or preferred stock would be subject to tax under this act would depend on whether or not the shares of common stock or preferred stock were regularly traded on an established securities market (including the New York Stock Exchange) and on the size of selling non-U.S. stockholder's interest in our capital stock. If the gain on the sale of shares were to be subject to taxation under this act, the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to that gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of shares of common stock or preferred stock may be required to withhold 10% of the gross purchase price.

STATE AND LOCAL TAXES

         We, and our stockholders, may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our capital stock.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, you may read and copy our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         This prospectus is only part of a registration statement we filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that we have excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or document. You may inspect or obtain a copy of the registration statement, including exhibits and schedules, as described in the previous paragraph.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information we file later with the SEC will automatically update and supersede this information.

         We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

o Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 001-13089).

o Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 001-13089).

o Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (File No. 001-13089).

o Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 001-13089).

o        Current Report on Form 8-K filed August 4, 2000 (File No. 001-13089).

o The description of our common stock contained in our registration statement on Form 8-A filed June 13, 1997 (File No. 001-13089).

         You may request copies of these filings at no cost by writing or telephoning our Investor Relations Department at the following address and telephone number:

                        U.S. Restaurant Properties, Inc.
                                12240 Inwood Road
                                    Suite 300
                               Dallas, Texas 75244
                              (972) 387-1487 x 112

                                  LEGAL MATTERS

         The validity of the securities issued hereunder, as well as legal matters described under "Federal Income Tax Considerations," will be passed upon by Locke Liddell & Sapp LLP, Dallas, Texas, and other legal matters will be passed upon for any underwriters, dealers or agents by the counsel named in the applicable prospectus supplement.

                                     EXPERTS

         Our consolidated financial statements and the related financial statement schedule and those of our predecessor, U.S. Restaurant Properties Master L.P., incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated by reference herein, and have been so incorporated in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

         With respect to the unaudited interim financial information for the periods ended March 31, 2000, June 30, 2000 and September 30, 2000 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Section 7 and 11 of the Act.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the fees and expenses (not including underwriting commissions and fees) in connection with the issuance and distribution of the securities being registered hereunder. Except for the Securities and Exchange Commission registration fee, all amounts are estimates.

Securities and Exchange Commission registration fee.............................      $       1,766
Accounting fees and expenses....................................................              5,000
Attorneys' fees and expenses....................................................             15,000
Miscellaneous expenses..........................................................              3,234
                                                                                      -------------
         Total..................................................................      $      25,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Charter obligates the Company to indemnify and advance expenses to present and former directors and officers to the maximum extent permitted by Maryland law. The Maryland General Corporation Law (the "MGCL") permits a corporation, subject to certain limitations, to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The Company's Board of Directors may make further provision for indemnification of directors and officers as may be permitted by law.

         The MGCL permits the Charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that
(i) it is proved that the person actually received an improper benefit or profit in money, property or services or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Charter contains a provision providing for elimination of the liability of its directors or officers to the Company or its stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

ITEM 16. EXHIBITS.

         3.1 Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-3 (File No. 333-34263))

         3.2      Bylaws of the Company (incorporated by reference to Exhibit
                  3.2 to the Company's Registration Statement on Form S-4 (File No. 333-21403))

         4.1 Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 (File No. 333-21403))

         5.1      Opinion of Locke Liddell & Sapp LLP

         15.1     Awareness Letter of Deloitte & Touche LLP

         23.1     Consent of Deloitte & Touche LLP

         23.2 Consent of Locke Liddell & Sapp LLP (contained in its opinion filed as Exhibit 5.1)

----------

ITEM 17. UNDERTAKINGS.

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i) and (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrants pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants' annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on January 30, 2001.

                                       U.S. RESTAURANT PROPERTIES, INC.



                                       By: /s/ Fred H. Margolin
                                          --------------------------------------
                                          Fred H. Margolin
                                          President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

                   Signature                                        Title                              Date
                   ---------                                        -----                              ----
/s/ Fred H. Margolin                              Chairman of the Board of Directors,            January 30, 2001
------------------------------------------        President and Chief Executive Officer
Fred H. Margolin                                  and Director (Principal Executive
                                                  Officer)

/s/ Barbara A. Erhart                             Chief Financial Officer                        January 30, 2001
------------------------------------------        (Principal Financial Officer)
Barbara A. Erhart

/s/ Steven Dawson                                                 Director                       January 30, 2001
------------------------------------------
Steven Dawson

/s/ Gerald H. Graham                                              Director                       January 30, 2001
------------------------------------------
Gerald H. Graham

/s/ George Mileusnic                                              Director                       January 30, 2001
------------------------------------------
George Mileusnic

/s/ David K. Rolph                                                Director                       January 30, 2001
------------------------------------------
David K. Rolph

/s/ Darrel L. Rolph                                               Director                       January 30, 2001
------------------------------------------
Darrel L. Rolph

/s/ Robert J. Stetson                                             Director                       January 30, 2001
------------------------------------------
Robert J. Stetson

/s/ Eugene G. Taper                                               Director                       January 30, 2001
------------------------------------------
Eugene G. Taper

                                  EXHIBIT INDEX

   EXHIBIT
   NUMBER         DESCRIPTION
   -------        -----------
     3.1          Amended and Restated Articles of Incorporation of the Company
                  (incorporated by reference to Exhibit 3.1 to the Company's
                  Registration Statement on Form S-3 (File No. 333-34263))

     3.2          Bylaws of the Company (incorporated by reference to Exhibit
                  3.2 to the Company's Registration Statement on Form S-4 (File
                  No. 333-21403))

     4.1 Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration
                  Statement on Form S-4 (File No. 333-21403))

     5.1          Opinion of Locke Liddell & Sapp LLP

     15.1         Awareness Letter of Deloitte & Touche LLP

     23.1         Consent of Deloitte & Touche LLP

     23.2 Consent of Locke Liddell & Sapp LLP (contained in its opinion filed as Exhibit 5.1)

----------